Exhibit 99.2

Lithium Americas Announces Two New Directors and Confirms Election of Board of Directors

June 10, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce the election of Kelvin Dushnisky and Jinhee Magie to the Company’s board of directors (“Board”) following today’s Annual General Meeting of Shareholders (“AGM”).

“We are pleased to welcome Kelvin and Jinhee to our Board,” said George Ireland, Chairman of the Board, Lithium Americas. “Their knowledge and experience will be an excellent complement to the Board as we begin the transition from developer to operator.” Kelvin Dushnisky brings more than 25 years of global mining experience, with a focus on execution on strategic priorities. Mr. Dushnisky was the CEO and a member of the Board of Directors of AngloGold Ashanti Ltd. Prior to AngloGold, he was at Barrick Gold Corp. for 16 years, including serving as President and a member of the Board of Directors. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association.

Jinhee Magie brings over 25 years of public company experience in senior finance roles, focused on acquisitions and divestitures, public and private equity fundraising and public company reporting. Ms. Magie is currently the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation. Before joining Lundin in 2008, her career started at Ernst & Young, and she was the Director of Corporate Compliance for LionOre Mining International Ltd. Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA).

Election of Board of Directors

Each of the following nine directors proposed by management was elected as a director of Lithium Americas at the AGM. The detailed results are set out below:

Director	Votes For	Votes Withheld	Percent For	Percent Withheld
George Ireland	41,228,351	1,877,469	95.64%	4.36%
Jonathan Evans	41,093,433	2,012,389	95.33%	4.67%
John Kanellitsas	41,873,992	1,231,828	97.14%	2.86%
Franco Mignacco	41,871,233	1,234,589	97.14%	2.86%
Fabiana Chubbs	42,313,358	792,462	98.16%	1.84%
Xiaoshen Wang	36,532,104	6,573,717	84.75%	15.25%
Dr. Yuan Gao	41,447,166	1,658,704	96.15%	3.85%
Kelvin Dushnisky	42,638,754	467,067	98.92%	1.08%
Jinhee Magie	42,450,758	655,063	98.48%	1.52%

Final voting results on all matters voted on at the AGM are published on our website at www.lithiumamericas.com/investors/#reports-and-filings and with Canadian and US securities regulators.

ABOUT LITHIUM AMERICAS

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements and Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forwarding-looking information. Examples of forward-looking information in this news release include: the Company’s expected transition from developer to operator, assuming the successful development of the Caucharí-Olaroz and Thacker Pass projects; the completion of construction and commencement of production at such projects; and the Company’s ability to successfully fund development of the Thacker Pass project.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the Company’s ability to fund, advance and develop the projects in which it holds an interest to commercial production, including obtaining additional financing as needed; maintenance of a positive business relationship with project partners (including projects under co-ownership arrangements); uncertainties related to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina; exploration, development and construction costs for the Caucharí-Olaroz and Thacker Pass projects; the accuracy of estimates of mineral resources and mineral reserves, and of development budgets and construction estimates; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering permitting activities; forecasted demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry; the outcome and impact of any litigation; general economic conditions; a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; the impact of COVID-19 on the Company’s business generally, including issues impacting supply chains generally; the expected benefits from prior transactions; and preparation of a development plan and feasibility study for lithium production at the Thacker Pass project.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners); variations in mineral resources and mineral reserves; global demand for lithium; recovery rates and lithium pricing; risks associated with successfully securing adequate financing; changes in project parameters and funding thereof; risks related to the growth of lithium markets and pricing for products thereof; changes in legislation, governmental or community policy; political risk associated with foreign operations; permitting risk, including receipt of new permits and maintenance of existing permits; title and access risk; cost overruns; unpredictable weather and maintenance of natural resources; unanticipated delays; intellectual property risks; currency and interest rate fluctuations; operational risks; health and safety risks; and, general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s latest management discussion analysis and annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.